FOR IMMEDIATE RELEASE	April 27, 2015

Micromem: Update on LIBS project

Toronto, New York, April 27, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST) is pleased to announce the following update on its Laser Induced Breakdown Spectroscopy (“LIBS”), MEMs-based Sensor Solution project. Micromem previously announced the acceptance of its LIBS prototype on November 12, 2014. Micromem has now completed the design and integration of a microfluidic cell front-end (“MCF”) to our patented sensor platform for detecting wear materials in lubricating fluids. The MCF is designed to be incorporated into our clients’ current maintenance network of wind turbines, marine vessels and construction equipment with follow on for automobiles and heavy machinery. The entire unit including the MCF will be approximately 50 cm3 or approximately the size of a deck of cards.

The purpose of the MCF is to allow controlled lubricant to flow past the laser target allowing for real time online analysis of wear materials while the machinery is in operation. The MCF will ensure that the lubricating fluid is continuously available to the detector platform irrespective of vibration, orientation, temperature and pressure. A video is available on our website which shows the detector in operation with the resulting analysis in real time (www.micromeminc.com/applications and www.mastinc.com/applications (oil well sensor solutions/MEMs sensor solution)). This analysis was derived by a blind sample sent by the client where Micromem’s technology accurately reported the contaminants in the sample. From the triggering of the laser through to the analysis and wireless transmission of the data all occurred in less than 5 seconds.

This technology will enable our client to diagnose, in real time, the condition of the lubricant with all of its customers wirelessly. The ability to do this analysis in real time without having to send in technicians or wait for a service interval will allow for more efficient maintenance, less waste of lubricating fluids being unnecessarily disposed of and more cost effective use of materials. This is another example of how Micromem is working to build and enhance the Internet of Things for its clients.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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